

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 16, 2015

<u>Via E-mail</u>
Ms. Simone Lagomarsino
President and Chief Executive Officer
Heritage Oaks Bancorp
1222 Vine Street
Paso Robles, California 93446

Re: Heritage Oaks Bancorp
Post-Effective Amendment No 7 to Registration Statement on Form S-1
Filed July 2, 2015
File No. 333-166015

Dear Ms. Lagomarsino:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note that Post-Effective Amendment No. 6 to Form S-1, File No. 333-166015, included audited financial statements for the fiscal year ended December 31, 2013. Post-Effective Amendment No. 6 was declared effective on April 30, 2014. Under Section 10(a)(3) of the Securities Act, "when a prospectus is used more than nine months after the effective date of the registration statement, the information contained therein shall be as of a date not more than sixteen months prior to such use." Section 5(b) of the Securities Act requires that a prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of a security. Please tell us whether you have made any offers and/or sales of your common stock using the prospectus during the period in which the audited financial statements were not current.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 if you have questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief

cc: Jordan E. Hamburger, Esq.